UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky T itle: Investor Relations Officer

BNDES Approves R$ 663 Million Financing for Oi

Rio de Janeiro , August 02, 2004 - Tele Norte Leste (NYSE:TNE) announced today that Oi, Telemar´s mobile operator, has been granted a R$ 663 million direct loan from BNDES, the Brazilian National Development Bank. The proceeds will be used to fund/reimburse part of Oi´s 2003/2005 CAPEX program. The financing carries a maturity of eight years, including a one and a half year grace period and will be subject to an interest rate based on the long term lending rate of the Bank - TJLP plus 4.5% p.a.

Marcos Grodetzky
Investor Relations Officer